Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

MEN’S WEARHOUSE COMMENCES CASH TENDER OFFER FOR JOS. A. BANK AT $57.50 PER SHARE

NOMINATING TWO INDEPENDENT DIRECTORS TO SERVE ON JOS. A. BANK BOARD

Cash Offer Provides Jos. A. Bank Shareholders with Substantial Value and Immediate Liquidity

FREMONT, Calif., January 6, 2014 — The Men’s Wearhouse (NYSE: MW) today announced that it has commenced a cash tender offer to acquire all outstanding shares of Jos. A. Bank Clothiers, Inc. (Nasdaq: JOSB) for $57.50 per share.  The tender offer is scheduled to expire at 5:00 p.m., New York City time on Friday, March 28, 2014, unless the offer is extended.  The full terms, conditions and other details of the tender offer are set forth in the offering documents that Men’s Wearhouse will be filing today with the Securities and Exchange Commission.

Men’s Wearhouse also today announced that it will deliver notice to Jos. A. Bank of its intention to nominate two independent director candidates for election to Jos. A. Bank’s Board of Directors at its 2014 Annual Meeting.  The nominees are:

•                  John D. Bowlin, a recognized leader in the consumer packaged goods industry, who was previously President and Chief Executive Officer of Miller Brewing Company, and who has held senior executive positions at Kraft Foods North America, Kraft Foods International, Inc., Oscar Mayer Food Corporation and General Foods USA.

•                  Arthur E. Reiner, who has over 40 years of experience in the retail industry and has previously served in various leadership positions with the Macy’s organization, including as a Director of R.H. Macy & Co., Inc. and Chairman and Chief Executive Officer of Macy’s East, then the largest department store division in the nation.

Doug Ewert, President and Chief Executive Officer of Men’s Wearhouse, said, “We believe that our $57.50 per share proposal to acquire Jos. A. Bank is compelling and provides substantial value and immediate liquidity to Jos. A. Bank shareholders.  Although we have made clear our strong preference to work collaboratively with Jos. A. Bank to realize the benefits of this transaction, we are committed to this combination and, accordingly, we are taking our offer directly to shareholders.”

Mr. Ewert continued, “The highly-qualified nominees proposed by Men’s Wearhouse have proven track records serving on public company boards, and we believe they will act in the best interest of Jos. A. Bank’s shareholders by carefully evaluating the compelling and value creating opportunity represented by the Men’s Wearhouse offer.  We urge Jos. A. Bank shareholders to tender into our offer in order to send a strong message that Jos. A. Bank should engage in good-faith negotiations immediately so we can complete this value creating transaction.”

The Men’s Wearhouse offer represents a 52% premium over Jos. A. Bank’s unaffected enterprise value and a 38% premium over Jos. A. Bank’s closing share price on October 8, 2013, the day prior to the public announcement of Jos. A. Bank’s proposal to acquire Men’s Wearhouse.  The transaction represents a 9.4x enterprise value to last twelve months (“LTM”) Adjusted EBITDA1 multiple (assuming $135 million of LTM Adjusted EBITDA as of November 2, 2013), a significant premium to Jos. A. Bank’s proposal to acquire Men’s Wearhouse.

Consummation of the offer is not conditioned upon any financing arrangements or subject to a financing condition.

The offer is conditioned on there being validly tendered and not withdrawn at least a majority of the total number of Jos. A. Bank shares outstanding on a fully diluted basis; Men’s Wearhouse and Jos. A. Bank entering into a definitive merger agreement with respect to the acquisition of Jos. A. Bank by Men’s Wearhouse; Jos. A. Bank’s Board of Directors approving the offer under Section 203 of the Delaware General Corporation Law; Jos. A. Bank’s Board of Directors redeeming or invalidating its “poison pill” shareholder rights plan; and receipt of regulatory approvals and customary closing conditions as described in the Offer to Purchase dated as of January 6, 2014 (the “Offer to Purchase”).

ADDITIONAL INFORMATION

Today, Java Corp. (“Purchaser”), a wholly owned subsidiary of The Men’s Wearhouse, Inc., commenced a cash tender offer for all outstanding shares of common stock of Jos. A. Bank Clothiers, Inc. not already owned by Men’s Wearhouse or any of its subsidiaries, subject to the terms and conditions set forth in the Offer to Purchase. The purchase price to be paid upon the successful closing of the cash tender offer is $57.50 net per share in cash, without interest and less any required withholding tax, subject to the terms and conditions set forth in the Offer to Purchase and the related letter of transmittal that accompanies the Offer to Purchase.  The offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, March 28, 2014, unless further extended in the manner set forth in the Offer to Purchase.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only.  The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.  The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials)  to be filed by MW with the U.S. Securities and Exchange Commission (“SEC”) today. INVESTORS AND SECURITY HOLDERS OF JOS. A. BANK ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by Men’s Wearhouse through the web site maintained by the SEC at http://www.sec.gov.  The Offer to Purchase Letter of Transmittal and other offering documents may also be obtained for free by contacting the Information Agent for the tender offer, MacKenzie Partners, Inc., at 212-929-5500 or toll-free at 800-322-2885.

Men’s Wearhouse, Inc. intends to file a proxy statement on Schedule 14A and other relevant documents with the SEC  in connection with its solicitation of proxies for the 2014 Annual Meeting of Jos. A. Bank Clothiers, Inc. (the “Proxy Statement”).  MEN’S WEARHOUSE STRONGLY ADVISES ALL INVESTORS AND SECURITY HOLDERS OF JOS. A. BANK TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION.  SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

1  EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

In accordance with Rule 14a-12(a)(1)(i) under the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation: Men’s Wearhouse, Douglas S. Ewert, David H. Edwab, Jon W. Kimmins, John D. Bowlin and Arthur E. Reiner.  Certain of these persons hold direct or indirect interests as follows: Men’s Wearhouse is the record or beneficial holder of 100 shares of common stock of Jos. A. Bank and is seeking to enter into a business combination between it and Jos. A. Bank; and Messrs. Bowlin and Reiner each have an interest in being nominated and elected as a director of Jos. A. Bank.  Other directors and executive officers of Men’s Wearhouse who may be participants in the solicitation of proxies have not been determined as of the date of this press release.  No additional compensation will be paid to such directors and executive officers for such services.  Investors and security holders of Jos. A. Bank can obtain additional information regarding the direct and indirect interests of the nominees and other participants by reading the Proxy Statement when it becomes available.

About the Nominees

John D. Bowlin, 63, was the President and Chief Executive Officer of Miller Brewing Company from 1999 until 2003, leading its sale to South African Breweries in 2002, forming one of the largest breweries in the world.  From 1985 until 2002, Mr. Bowlin was employed by Philip Morris Companies, Inc., in various leadership capacities, including President and Chief Executive Officer, Kraft Foods International, Inc., President and Chief Operating Officer, Kraft Foods North America, President and Chief Operating Officer, Miller Brewing Company, President, Oscar Mayer Food Corporation and Executive Vice President, General Foods USA.  Mr. Bowlin currently serves as a director of The Schwan Food Company and Generac Holdings, Inc., where he is a member of the Audit Committee and Compensation Committee at both The Schwan Food Company and Generac Holdings, Inc., and he previously served as an Executive Advisor to CCMP Capital Advisors, LLC, a global private equity firm, as a director and Non-Executive Chairman of Spectrum Brands and as a director and Non-Executive Chairman of Pliant Corporation.  Mr. Bowlin holds a BSBA degree from Georgetown University and an MBA from Columbia Business School. Mr. Bowlin serves on the not-for-profit Georgetown University Board of Regents in Washington, DC and as an Executive Advisor to Gryphon Investors.

Arthur E. Reiner, 73, has served as a director of New York & Company since May 2003 and is currently chairman of its Compensation Committee and a member of its Corporate Nomination and Governance Committee.  Mr. Reiner began his retailing career as a member of the Executive Training Squad at Bamberger’s, then a division of R.H. Macy.  In a 30 year career with the Macy’s organization, Mr. Reiner held a series of positions of increasing responsibility culminating in his appointment as Chairman and Chief Executive Officer of Macy’s East in 1992.  With annual sales of $3.4 billion, Macy’s East was the largest department store division in the United States, Mr. Reiner was also a Director of R.H. Macy & Co., Inc.  Mr. Reiner joined Finlay Fine Jewelry as Chairman and Chief Executive Officer on January 3, 1995 and became President and Chief Executive Officer of Finlay Enterprises on January 30, 1996.  In February 1999, he was named Chairman and Chief Executive Officer of Finlay Enterprises.  A graduate of Rutgers University, Mr. Reiner became a member of the Executive Committee of the Jewelers Charity Fund for Children in June 2000.  He served as Chairman of the Education Foundation of the Fashion Institute of Technology from May 1985 to March 1995, and was named Executive Vice President in April 1995.

BofA Merrill Lynch and J.P. Morgan Securities LLC are serving as financial advisors to Men’s Wearhouse, Willkie Farr & Gallagher LLP is serving as legal advisor and MacKenzie Partners, Inc., is serving as information agent.

Founded in 1973, Men’s Wearhouse is one of North America’s largest specialty retailers of men’s apparel with 1,133 stores.  The Men’s Wearhouse, Moores and K&G stores carry a full selection of suits, sport coats, furnishings and accessories in exclusive and non-exclusive merchandise brands and Men’s Wearhouse and Tux stores carry a limited selection.  Most K&G stores carry a full selection of women’s apparel.  Tuxedo rentals are available in the Men’s Wearhouse, Moores and Men’s Wearhouse and Tux stores.  Additionally, Men’s Wearhouse operates a global corporate apparel and workwear group consisting of Twin Hill in the United States and Dimensions, Alexandra and Yaffy in the United Kingdom.  Investors can find additional information at http://ir.menswearhouse.com/.

This press release contains forward-looking information.  Forward-looking statements are not guarantees of future performance and a variety of factors could cause actual results to differ materially from the anticipated or expected results expressed in or suggested by these forward-looking statements.  The forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements may be significantly impacted by various factors, including, but not limited to: actions by governmental entities, domestic and international economic activity and inflation, success, or lack thereof, in executing our internal operating plans and new store and new market expansion plans, including successful integration of acquisitions, performance issues with key suppliers, disruption in buying trends due to homeland security concerns, severe weather, foreign currency fluctuations, government export and import policies, aggressive advertising or marketing activities of competitors; and legal proceedings. Future results will also be dependent upon our ability to continue to identify and complete successful expansions and penetrations into existing and new markets and our ability to integrate such expansions with our existing operations.  These statements also include assumptions about our offer to acquire Jos. A. Bank (including its benefits, results, effects and timing) that may not be realized.  Risks and uncertainties related to the proposed transaction include, among others: in the event a definitive transaction agreement is executed, the risk that  Jos. A. Bank’s shareholders do not approve the transaction; uncertainties as to the timing of the transaction; the risk that regulatory or other approvals required for the transaction are not obtained,  the risk that the other conditions to the closing of the transaction are not satisfied; and, in the event the transaction is consummated, risks related to the costs and difficulties related to the integration of Jos. A. Bank’s businesses and operations with Men’s Wearhouse’s business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction; unexpected costs, charges or expenses resulting from the transaction; litigation relating to the transaction; and the inability to retain key personnel.  Other factors that may impact the forward-looking statements are described in the Company’s annual report on Form 10-K for the fiscal year ended February 2, 2013 and Forms 10-Q.  Men’s Wearhouse is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise.  For additional information on Men’s Wearhouse, please visit the Company’s websites at www.menswearhouse.com, www.mooresclothing.com, www.kgstores.com, www.twinhill.com, www.dimensions.co.uk and www.alexandra.co.uk.

Contacts:

Ken Dennard

Dennard • Lascar Associates

(832) 594-4004

ken@dennardlascar.com

http://ir.menswearhouse.com/

Dan Katcher / Tim Lynch / Andrea Rose

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449